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SECU 20004217 [SSION

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Securities and Exchange Commission
Trading and Markets
JAN 2 3 2020
RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **SFA FINANCIAL LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 MANLY STREET
(No. and Street)

GREENVILLE	SC	29601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN SMITH **864-284-6511**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.



OATH OR AFFIRMATION

I, **BRIAN SMITH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SFA FINANCIAL LLC**, as of **DECEMBER 31, 2019** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Public Notary

MICHELLE EMMONS NOTARY PUBLIC SOUTH CAROLINA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SFA Financial, LLC

Report on Audited Financial Statements and Supplementary Information

for the year ended December 31, 2019

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of SFA Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SFA Financial, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SFA Financial, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SFA Financial, LLC's management. Our responsibility is to express an opinion on SFA Financial, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SFA Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as SFA Financial, LLC's auditor since 2014.

Maitland, Florida

January 18, 2020

SFA Financial, LLC
Statement of Financial Condition
as of December 31, 2019

Assets	
Cash	$ 18,455
Commissions receivable	455
Other Assets	14
Total assets	$ 18,924
Liabilities and Members' Equity	
Total Liabilities	$ 0
Members' Equity	$ 18,924
Total liabilities and members' equity	$ 18,924

The accompanying notes are an integral part of these financial statements.

SFA Financial, LLC
Notes to Financial Statements
December 31, 2019

Note 1. Summary of Significant Accounting Policies

Organization and Nature of Business – SFA Financial, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulator Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. ("NASD"). The Company was organized under the laws of the State of South Carolina on January 16, 2009 as a limited liability company. The Company engages in the business of selling Mutual Funds, Variable Insurance product's and 529 College Savings Plans.

Cash and Cash Equivalents – For purposes of reporting cash flows, the company defines cash equivalents as all highly liquid investments with an original maturity of three months or less.

Revenue Recognition - Commissions due from the sale of mutual funds and variable annuities are determined by applying a commission rate, which is determined by the mutual fund company or Insurance company, to the face amount of the mutual fund or variable annuity sold. Commissions are recognized as revenue at the point in time the associated service is fulfilled once the mutual fund or variable annuity company confirms that payment has been accepted which is based on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and reward of ownership has been transferred to the customer. A liability to the companies' representatives for commissions payable related to those policies, if any, is recognized with the recognition of the revenue from these policies.

Commissions Receivable – Commissions Receivable are reported at the amount management expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and writes off balances when amounts are deemed uncollectible.

Fair Value of Financial Instruments – The financial instruments of the Company are reported on the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Use of Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Concentrations – The Company earned revenue from one major Insurance Company that accounted for 72% of the sale of variable product trails for the year ended December 31, 2019.

Note 2. Income Taxes -The Company, as a limited liability company under the Internal Revenue Code and applicable state statutes, has elected to be treated as a partnership for income tax purposes. Any income or loss of the Company flows through to the members to be taxed at the members' respective rates. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements. Tax years open for examination by Federal and State tax authorities include the years ended December 31, 2016, 2017 and 2018.

Note 3. Related Party Transactions -The Company, as a broker-dealer, has approved Southeast Financial Advisors, LLC (a related party through common ownership) to conduct outside business in the area of investment advisory services. Under this agreement, the related party, at the members' discretion, may pay the Company a portion of total investment advisory fees collected. The financial operations of Southeast Financial Advisors, LLC are not audited. No funds were received during 2019 relating to this agreement.

The company leases space from Southeast Financial Advisors, LLC on a month to month basis, the amount varies and the company paid no rent for the year ending December 31, 2019.

Note 4. Concentrations of Credit Risk-The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty.

Note 5. Contingencies and Commitments - In some instances, the company can be held liable for trades that have not been closed by certain company representatives. However, management believes the likelihood of such an occurrence is remote, and accordingly, no provision has been recorded in these financial statements. No other contingencies or commitments exist for the yearend December 31, 2019.

Note 6. Net Capital Requirement-As a requirement broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2019, the Company had Net Capital (as defined by Rule 15c3-1 of the securities and Exchange Commission) of $18,897 which exceeds the minimum net capital requirements by $13,897. The Company's ratio of aggregate indebtedness to net capital was 0 at December 31, 2019.

Note 7. Subsequent Events-The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2019, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through January 18, 2020, the date these financial statements were available to be issued, and there were no subsequent events that required disclosure in these financial statements.